SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS - AMBEV

TAX ID (CNPJ/MF) No. 02.808.708/0001-07
NIRE 35.300.157.770
Publicly-Held Company

NOTICE TO THE SHAREHOLDERS

Companhia de Bebidas das Américas - AmBev, pursuant to the request of Bolsa de Valores de São Paulo, ratifies the information of the Notice to the Shareholders dated April 27, 2007 that the totality of the shares (identified as AMBV9 and AMBV10) subscribed pursuant to the resolution taken in the Shareholders’ General Meeting held on the same date, is entitled to the receipt of interest on own capital declared by the Company on June 18, 2007.

São Paulo, June 22, 2007

Graham David Staley
Investor Relations’ Officer
Companhia de Bebidas das Américas - AmBev

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 22, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/ Graham Staley
Graham Staley Chief Financial Officer and Investor Relations